SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Payment of dividend

The General Meeting of Shareholders, held on June 8, 2006, resolved to distribute a complementary dividend for fiscal year 2005, in accordance with the following:

Amount per share

Gross dividend
0.53 euros

Withholding for individual income tax will apply to this amount, pursuant to the applicable laws in effect on the due date.

Payment date

July 4, 2006

Form of payment

As the shares of the company are represented in book-entry form, this dividend will be paid in accordance with the laws in effect for the participating entities, using the methods made available for such entities by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Iberclear”). For that purpose, the Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) is appointed as payment agent.

Barcelona, June 28, 2006

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: June 28, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer